BODY CENTRAL CORP.
6225 Powers Avenue
Jacksonville, Florida 32217

October 14, 2010

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:  Shehzad Niazi

RE:	Body Central Corp. (f/k/a Body Central Acquisition Corp.)
Registration Statement on Form S-1
SEC File No. 333-168014

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Body Central Corp. (f/k/a Body Central Acquisition Corp.), a Delaware corporation (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), be accelerated to 5:00 p.m. Eastern Time, on Thursday, October 14, 2010 or as soon as practicable thereafter.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact Hans Brigham at (617) 951-8351 or William S. Perkins at (617) 951-8574 of Bingham McCutchen LLP, special counsel to the Company.

Please contact either Hans Brigham or William S. Perkins as soon as the Registration Statement has been declared effective.

Sincerely,

BODY CENTRAL CORP.

/s/ B. Allen Weinstein
Name: B. Allen Weinstein
Title: President and Chief Executive Officer

cc:	Johan V. Brigham, Esq., Bingham McCutchen LLP
William S. Perkins, Esq., Bingham McCutchen LLP
William F. Schwitter, Esq., Paul, Hastings, Janofsky & Walker LLP
Karen Contoudis Buzard, Esq., Paul, Hastings, Janofsky & Walker LLP